Filed by Baird Medical Investment Holdings Limited and ExcelFin Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Baird Medical Investment Holdings Limited

Commission File No.: 333-274114

Date: March 18, 2024

Minimally Invasive Medical Technology for Tumor Removal INVESTOR PRESENTATION MARCH 2024 Traditional Method Baird Medical Method

Baird Medical This presentation (together with oral statements made in connection herewith, this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between ExcelFin Acquisition Corp . (“ExcelFin”) and Baird Medical Investment Holdings Limited ( “Baird Medical” 1 ) . The information contained herein does not purport to be all - inclusive, and none of ExcelFin, Baird Medical, Cohen & Company Capital Markets, a division of J . V . B . Financial Group, LLC (“Cohen”) and Exos Securities LLC (“Exos”), nor any of their respective affiliates nor any of its or their control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation . You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein ; and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision . The reader shall not rely upon any statement, representation or warranty made by any other person, firm or corporation (including, without limitation, Cohen and Exos or any of their respective affiliates or control persons, officers, directors and employees) in making its investment or decision to invest in ExcelFin or Baird Medical . None of ExcelFin, Baird Medical and Cohen and Exos, nor any of their respective affiliates nor any of its or their control persons, officers, directors, employees or representatives, shall be liable to the reader for any information set forth herein or any action taken or not taken by any reader, including any investment in ExcelFin or Baird Medical . Additional Information . In connection with the proposed Business Combination, Baird Medical has filed with the SEC a registration statement on Form F - 4 (Registration No . 333 - 274114 ) (the “Registration Statement”) containing a preliminary proxy statement/prospectus of ExcelFin, and if the Registration Statement is declared effective, ExcelFin will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its stockholders . This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination . All of the information contained in this Presentation is qualified by reference to the Registration Statement . ExcelFin’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about ExcelFin, Baird Medical and the Business Combination . The definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of ExcelFin as of a record date to be established for voting on the proposed Business Combination . Stockholders may obtain copies of the preliminary proxy statement/ prospectus and, when available, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s website at www . sec . gov, or by directing a request to : ExcelFin Acquisition Corp . , 1 00 Kingsley Park Drive, Fort Mill, South Carolina 29715 . The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document . Confidentiality . This meeting and any information communicated at this meeting, including this Presentation, are strictly confidential and should not be discussed outside your organization . Neither this Presentation nor any of its contents may be disclosed or used for any purposes other than information and discussion purposes without the prior written consent of Baird Medical and ExcelFin . Forward - Looking Statements . Certain statements in this Presentation may be considered forward - looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 . Forward - looking statements generally relate to future events or ExcelFin’s or Baird Medical’s future financial or operating performance . In some cases, you can identify forward - looking statements by terminology such as “may”, “could”, “should”, “expect”, “intend”, “might”, “will”, “estimate”, “anticipate”, “believe”, “budget”, “forecast”, “intend”, “plan”, “potential”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology . Forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements . These forward - looking statements are based upon estimates and assumptions that, while considered reasonable by ExcelFin and its management, and Baird Medical and its management, as the case may be, are inherently uncertain . New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties . You should not place undue reliance on forward - looking statements in this Presentation, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein . Neither ExcelFin nor Baird Medical undertakes any duty to update these forward - looking statements . For example, statements concerning the following include forward - looking statements : (i) the expected timing and likelihood of completion of the proposed Business Combination, including the risk that the proposed Business Combination may not close due to one or more closing conditions to the proposed Business Combination in the business combination agreement (the “Business Combination Agreement”) not being satisfied or waived on a timely basis or otherwise, or that the required approval of the Business Combination Agreement and related matters by the stockholders of ExcelFin may not be obtained ; (ii) the potential inability of Baird Medical to meet the initial listing standards of the applicable stock exchange following the proposed Business Combination, including due to excessive redemptions of ExcelFin’s public shares ; (iii) costs related to the proposed Business Combination ; (iv) the potential occurrence of a material adverse change with respect to the financial position, performance, operations or prospects of ExcelFin or Baird Medical ; (v) the potential disruption of Baird Medical’s management’s time from ongoing business operations due to the proposed Business Combination ; (vi) announcements relating to the proposed Business Combination potentially having an adverse effect on the market price of ExcelFin’s securities ; (vii) the potential effect of the proposed Business Combination and the announcement thereof on the ability of the Baird Medical to retain customers and hire key personnel and maintain relationships with its customers and suppliers and on its operating results and business generally ; ( viii ) risks relating to the growth of the Baird Medical’s business and its ability to realize expected results ; (ix) risks relating to the viability of the Baird Medical’s growth strategy, including related capabilities ; (x) the risk that Baird Medical may be adversely affected by other economic, business, and/or competitive factors, or adverse macroeconomic conditions, including inflation, supply chain delays and increasing interest rates ; (xi) the lack of a third - party valuation in determining whether or not to pursue the proposed Business Combination ; and (xii) other risks and uncertainties, including those identified in any proxy statement/prospectus in a Registration Statement on Form F - 4 relating to the proposed Business Combination (which is expected to be filed by Baird Medical with the SEC), the “Risk Factors” section of ExcelFin’s registration statement on Form S - 1 , other documents filed by ExcelFin from time to time with the SEC and any risk factors made available to you in connection with ExcelFin, Baird Medical and the proposed Business Combination . Disclaimer 2 1. The name of the post - closing, combined public company will be “Baird Medical Holdings Investment Limited.” All references herein to “Baird Medical” shall be deemed to refer (i) to Betters Medical Investment Holdings Limited (“Betters”) for any time periods or historical events occurring prior to the closing of the transaction and (ii) to Baird Medical Holdings Investment Lim ited for any time periods occurring after the closing of the transaction

Baird Medical No Offer or Solicitation . This Presentation and the information contained herein do not constitute (i) (a) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (b) an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction, or (ii) an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies . No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended, or an exemption therefrom . The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions . The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non - public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934 , as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10 b - 5 thereunder . NEITHER THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE OR TERRITORIAL SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE . Projections . This Presentation contains certain financial forecast information of Baird Medical, including, but not limited to, estimated results for fiscal year 2023 and 2024 and the Baird Medical's long - term business model . This presentation also contains certain forecast information with respect to future exchange rates between the United States dollar and Chinese yuan . Such financial forecast information and exchange rate forecast information constitute forward - looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results . The assumptions and estimates underlying such financial forecast information and exchange rate forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties . See “Forward - Looking Statements” above . Actual results may differ materially from the results contemplated by the financial forecast information and exchange rate forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved . None of ExcelFin's nor Baird Medical's independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation ; and, accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation . In addition, the analyses of Baird Medical and ExcelFin contained herein are not, and do not purport to be, appraisals of the securities, assets or business of Baird Medical, ExcelFin or any other entity . Industry and Market Data . Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Baird Medical’s own internal estimates and research, including the “Global Market Study of Ablation Therapy - Independent Market Research Report” (the “Frost & Sullivan Report”) commissioned by Baird Medical and prepared by Frost & Sullivan, a third - party global research organization . The Frost & Sullivan Report was prepared based on various interviews conducted on a best - effort basis with industry experts and competitors . The study used 2021 as the base year for analysis and 2022 - 2024 for forecast . Certain figures from 2021 were not available from public statistical sources at the time of writing . In such cases, Frost & Sullivan used the latest information available or made projections based on historical trends . Under circumstances where information was not available, Frost & Sullivan’s in - house analysis was leveraged using appropriate models and indicators to arrive at an estimate . All of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions . You are cautioned not to give undue weight to this information . While Baird Medical believes its internal research is reliable, such research has not been verified by any independent source . Any data on past performance or modeling contained herein is not an indication as to future performance . ExcelFin and Baird Medical assume no obligation to update the information in this Presentation . Disclaimer (cont’d) 3

Baird Medical Trademarks . ExcelFin and Baird Medical own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses . This Presentation may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners . The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with ExcelFin or Baird Medical an endorsement or sponsorship by or of ExcelFin or Baird Medical . Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, © or ® symbols, but such references are not intended to indicate, in any way, that ExcelFin or Baird Medical will not assert, to the fullest extent under applicable law, their rights or the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights . Non - GAAP Financial Measures . This Presentation includes adjusted EBITDA margin, which is not presented in accordance with generally accepted accounting principles (“GAAP”) . Non - GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Baird Medical’s financial results . You should be aware that the Baird Medical's presentation of these measures may not be comparable to similarly - titled measures used by other companies . Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP . Baird Medical believes non - GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Baird Medical's financial condition and results of operations . Baird Medical believes that the use of non - GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing Baird Medical's financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors . N on - GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non - GAAP financial measures . A reconciliation of historical adjusted EBITDA to net income is provided in the tables at the end of this Presentation . With respect to projected adjusted EBITDA and adjusted EBITDA margin, due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, Baird Medical is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort . Consequently, no disclosure of estimated comparable GAAP measures is included . For the same reasons, Baird Medical is unable to address the probable significance of the unavailable information, which could be material to future results . Participants in the Solicitation . Baird Medical and ExcelFin and their respective directors and executive officers may be deemed participants in the solicitation of proxies from ExcelFin’s stockholders with respect to the proposed Business Combination . A list of the names of ExcelFin’s directors and executive officers and a description of their interests in ExcelFin is contained in ExcelFin’s final prospectus relating to its initial public offering, dated October 22 , 2021 , and in ExcelFin’s Annual Report on Form 10 - K, dated March 30 , 2023 , which were filed with the SEC and are available free of charge at the SEC’s web site at www . sec . gov, or by directing a request to ExcelFin Acquisition Corp . , 1 00 Kingsley Park Drive, Fort Mill, South Carolina 29715 . Other information regarding Baird Medical, and the other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC . Investors and security holders of Baird Medical and ExcelFin are urged to read the proxy statement/prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed Business Combination . Investors and security holders will be able to obtain free copies of the proxy statement and other documents containing important information about Baird Medical and ExcelFin through the website maintained by the SEC at www . sec . gov . Copies of the documents filed with the SEC by ExcelFin can be obtained free of charge by directing a written request to ExcelFin Acquisition Corp . , 1 00 Kingsley Park Drive, Fort Mill, South Carolina 29715 . This document has been translated into Chinese and the information was not altered in any material way . Disclaimer (cont’d) 4

Investment Highlights

Baird is one of the leading developer and provider of Microwave Ablation (MWA) treatment for Thyroid Nodules and caters to a large, rapidly growing Total Addressable Market (TAM) in China

Baird Medical

1. **Large Total Addressable Market of $4 – $10 Billion**[1]
2. **Safe and Proven Technology Applied to New Indications**
3. **Market Leadership With High Barriers to Entry**
4. **Strong Business Model with Significant Recurring Revenue and Strong Profitability**
5. **Robust and Visible Revenue Growth with Tangible Upside Potential**

1. Beijing Strategy & Action Management Consulting Co. Ltd. ("S&A") - Commercial Due Diligence Report of Betters Medical Investment Holding Co., Ltd. as of May 2023 assumes 49% of individuals choose MWA to treat the benign nodules which size larger than 2cm; procedure cost is assumed $700

Baird Medical 5

Baird Medical At-A-Glance

MWA for thyroid nodules with strong profitability

MARKET LEADER

Largest
MWA provider for thyroid nodules treatment[1]

431
Hospitals in China penetrated, including **256** grade III hospitals[3]

FDA 510K Cleared
Received on November 13, 2023

ATTRACTIVE FINANCIAL PROFILE

$42M
2024E revenue, representing **34%** YoY growth

$20M
2024E Adj. EBITDA / margin at **48%**[4]

$4-10Bn
Total addressable MWA market for benign thyroid nodules in China[5]

R&D CAPABILITIES

1st
Class III medical device registration certificates for MWA of thyroid nodules

47
Registered patents in the PRC

$34M
Cumulative R&D and capex from 2018 to June 2023

Note:
1. These projections are based on a number of assumptions, and actual results may vary significantly from our expectations.
2. According to Frost & Sullivan Report as of June 2023. Based on sales revenue in 2022. 2. According to Frost & Sullivan Report as of June 2023.
3. In FY2022
4 Adjusted EBITDA margin is a non-GAAP measure.
5. Beijing Strategy & Action Management Consulting Co. Ltd. ("S&A") - Commercial Due Diligence Report of Betters Medical Investment Holding Co., Ltd. as of May 2023 assumes 49% of individuals choose MWA to treat the benign nodules which size larger than 2cm; procedure cost is assumed $700

Baird Medical 6

Baird Medical 7 13 – 28 Million 5% - 10% – Thyroid Nodules Larger than 2cm Requiring Treatment / Intervention 2 258 – 282 Million 84% – 92% Benign Rate 2 307 Million Total Thyroid Nodules Patients Population Based on 22% Incidence Rate 1 6 – 14 Million ~50% – Using Microwave Ablation 2 1. According to Frost & Sullivan Report as of June 2023 2. In the Beijing Strategy & Action Management Consulting Co. Ltd. (“S&A”) - Commercial Due Diligence Report of Betters Medical Investment Holding Co., Ltd. dated May 2023, it is assumed that 49% of individuals opt for MWA as treatment for benign nodules larger than 2cm. The procedure is estimated to cost $700; 70% of the group with thyroid nodules larger than 2cm opt t o t hermal ablation and 70% of the subset opt to microwave ablation. Growing & Untapped Market Opportunity – Thyroid Nodules Only Baird Medical 44% Company A 22% Company C 8% Company B 17% Other 9% MARKET PENETRATION BELOW 1%: ONLY 40,900 OUT OF 6,000,000 POTENTIAL CUSTOMERS REACHED 1,2 99% Untapped Market TOTAL POTENTIAL ADDRESSABLE MARKET: $4 – $10 BILLION 40,900 needles 20,100 needles 15,600 needles 7,900 needles 1% Market Penetration Market penetration below 1%: only 40,900 out of 6,000,000 potential customers reached

Ultrasound Guided MWA: A Preferred, Minimal Invasive Treatment

Baird developed MWA into a preferred treatment for thyroid nodules in China, based on clear clinical benefits as a minimally invasive, early-intervention, cost-effective and aesthetically appealing alternative to open surgery

Benefit for Patients

- ✓ Avoid 3-4 hour surgery with "suicide scar" and need for life-time medication (e.g. Euthyrox)
- ✓ ~15 mins MWA surgery
- ✓ Fewer side effects compared with surgery
- ✓ Greater affordability: half of cost of open surgery[1]
- ✓ Local anesthesia (usually 1 shot)
- ✓ Same day discharge
- ✓ Help to prevent benign tumor developing into cancer

Benefit for Doctors

- ✓ ~15 mins MWA vs. 3-4 hours for open neck surgery
- ✓ Shorter patient recovery time[1]
- ✓ Less need for patients coming back for complications
- ✓ Believed to result in greater patient satisfaction due to minimally invasive treatment

Benefit for Healthcare System

- ✓ Significant cost reduction compared to open surgery and lifetime medication (e.g., Euthyrox)
- ✓ Early intervention prevents development of malignant tumors and need for more expensive treatments
- ✓ Less and shorter need for hospital beds, increasing beds efficiency

Open Neck Surgery

- "Suicide" scars on patient neck
- Patients on medication rest of life



Microwave Ablation

- Minimal invasive
- Deactivates tumor cells which are then absorbed by the body



1. About Beijing Strategy & Action Management Consulting Co. Ltd. ("S&A") - Commercial Due Diligence Report of Betters Medical Investment Holding Co., Ltd. as of May 2023. 2. According to Frost & Sullivan Report as of June 2023

Baird Medical 8

Baird Medical 181 586 63 29 10 236 637 75 36 12 306 688 102 46 13 397 739 122 58 15 505 764 162 72 17 762 828 208 95 20 936 936 241 110 26 1,223 1,087 340 143 31 1,584 1,284 471 180 36 2,016 1,433 584 223 45 2,566 1,513 790 276 50 3,237 1,619 971 340 57 Thyroid nodules are overtaking liver cancer to become the largest MWA segment market in China RMB Million +28.2% 31.5% 25.0% +11.6% +32.2% +25.4% +17.3% 8.1% 24.9% 16.5% 2016A – 2022A CAGR % 2022A – 2027E CAGR % Thyroid Nodules Liver Cancer Pulmonary Nodules Lung Cancer Breast Lumps Baird Medical’s Segment Focus MWA Market Segments Source: According to Frost & Sullivan Report as of June 2023 9 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2016A – 2022A CAGR % 2022A – 2027E CAGR % 2016A – 2022A CAGR % 2022A – 2027E CAGR % 2016A – 2022A CAGR % 2022A – 2027E CAGR % 2016A – 2022A CAGR % 2022A – 2027E CAGR % Baird’s existing offering Expected to received Class III certificate in 2025 Expected to received Class III certificate in 2025

Significant Recurring Revenue and Strong Profitability

High revenue visibility due to the exclusive use of consumables mandated by regulations for our apparatus

MWA Therapeutic Apparatus

1,019 Units

- Microwave Generators placed in 431 hospitals
- Gen II solid state source generators for US FDA approval; stable output at lower wattage for thyroid nodules



Single-Use MWA Needles

100,000 Needles


PATENTED

Proprietary Technology

- Real-time temperature monitoring single piece with water cooling technology
- Precise positioning capability
- Decreases likelihood of needle breakage and skin burn

Volume CAGR 2019-2022	~40%
2022 Gross Margin	87%
Revenue % from Needles	87%



Note: MWA stands for Microwave Ablation

Baird Medical 10

Baird Medical's China Management Team Drives Local Market Excellence



HAIMEI WU, MD

Co-Founder, ED, Chairwoman of the Board and CEO

- Over 20 years of experience in the medical devices industry, including working as a key distributor for Mindray, Johnson & Johnson and Abbott Laboratories in China
- Completed advanced studies in financial investment and capital operation at Graduate School at Shenzhen, Tsinghua University



WENYUAN WU, MD

Co-Founder

- Over 20 years of experience in pharmaceuticals and medical device production, sales, enterprise management, and strategic planning; formerly surgery practitioner
- Holds a degree in Clinical Medicine from Hubei Vocational and Technical College, an EMBA from Peking University School of Medicine; Currently pursuing education at the ICB China Business School, Hong Kong University



WEI HOU

Vice General Manager and Sales Director

- Over 28 years of experience in management and sales in the medical and pharmaceutical industry
- Previously at Chongqing Medical Administration as secretary of the hospital league Committee and Shanghai Pharmaceutical as General manager of the antitumor medicine department



KUN SENG CHRIS NG

CFO and Company Secretary

- Worked at RSM in Asia and held positions at companies listed in Hong Kong (Macau Legend Development, Galaxy Entertainment, REF Holdings)
- Member of the Hong Kong Institute of CPAs



RONGJIAN LU

Co-Chief Technical Officer

- Over 17 years as a lecturer in the Faculty of Mechanical and Electronic Engineering at Nanjing Forestry University



ZHITAO WU

Vice President and Head of Legal

- Formerly at the Shanghai branch of Longan Law Firm
- Experienced lawyer, specializing in corporate M&A, legal due diligence, handling litigation and courtroom proceedings

Baird Medical 11

Highly Regarded Independent Board Directors



DR. MICHAEL MINGZHAO XING M.D., PH.D.

Independent Director, Baird Medical

- **Leading physician scientist, clinical thyroid specialist & tenured Professor of Medicine, Oncology and Cellular and Molecular** at the Johns Hopkins University School of Medicine
- Main clinical and research interests are thyroid diseases, particularly thyroid tumor, with **180 publications in various prestigious journals** and is consistently among **world's top 0.01% citations in the thyroid neoplasm field, with >20,000 citations**.
- Received prestigious accreditations and awards from the following:
  - **World's Top Ten Thyroid Tumor Scholar Experts** (Expertscape, 2013)
  - Endocrine-related cancer award (Society for Endocrinology U.K., 2014)
  - **Paul Starr Award Lecture** (American Thyroid Association, 2016)
  - **Paul W Ladenson Thyroid Award** (The Johns Hopkins University School of Medicine, 2017)
  - Member of Association of American Physicians (2019)
  - Best Resident Award (Greater Baltimore Medical Center, 2000)



DR. JIANGUO MA, PH.D.

Independent Director, Baird Medical

- **Leading expert for Microwave Ablation, Editor-in-Chief for IEEE's TRANSACTIONS ON MICROWAVE THEORY AND TECHNIQUES (TMTT)**
- Holds a B.Sc. from Lanzhou University and a Ph.D. in engineering from the University of Duisburg-Essen.
- Current research interests include microwave electronics, RFIC applications for wireless, RF device characterization and modeling, and terahertz microelectronic systems
- Member of the Editorial Board of the **PROCEEDINGS OF THE IEEE** and the **IEEE University Program Ad Hoc Committee**, a member of the **IEEE MTT-S Publication Committee** and the **Future Direction Sub-Committee, Vice-Chair of the Standard Committee of the IEEE CRFID and Associate Editor for the IEEE Microwave Magazine**.
- Has held esteemed positions as Dean and Professor in multiple universities..



STEVEN HALVERSON

Independent Director, Baird Medical

- Retired Chairman and CEO of the **Haskell Company**, a large international integrated design-build-manufacturing organization, a position he held from 2000 to 2018
- Currently serving as a director of **CSX Corporation (NASDAQ-CSX)**, **Guidewell Mutual Holding Company**, **Gilbane, Inc**, **Acuren**, and **InProduction** .
- Mr. Halverson received his Bachelor of Arts degree from St. John's University, his Juris Doctorate degree from American University in Washington, D.C.



JOSEPH RAGAN

Independent Director, Baird Medical

- Current CEO & CFO of **ExcelFin Acquisition Corp**. Also serves as the CFO for the **Paper Excellence Group**, a $10bn paper and pulp company
- Before that, Mr. Ragan served as Chief Financial Officer at **Resideo/ Honeywell Homes**, **Ferroglobe PLC** (Nasdaq — GSM), **Boart Longyear** (ASX — BLY), & **UNICOM Government**, Inc., previously known as GTSI, a publicly traded government contractor (Nasdaq — GTSI).
- Mr. Ragan holds an M.S. in Accounting from George Mason University and a B.S. in Accounting from The University of the State of New York.

Baird Medical Cultivating Market Adoption, Penetration and Expansion 13 MEDICAL CONFERENCES DOCTORS TRAINING POINT - TO - POINT CONNECTIONS

Esteemed and Renowned Client Base

32 out of Top 100 Hospitals are end users of Baird Medical's products

West China Medical School, West China Hospital, Sichuan University	**Beijing No. 301 Hospital**	**Zhongshan Hospital Affiliated to Fudan University**	**Wuhan Union Hospital of China**	**The First Affiliated Hospital of Sun Yat-Sen University**
No. 2	No. 3	No. 5	No. 7	No. 9
Peking University First Hospital	**Xiangya Hospital of Central South University**	**Nanfang Hospital Southern Medical University**	**The Second Xiangya Hospital of Central South University**	**Nineth People's Hospital of Shanghai Jiao Tung University School of Medicine**
No. 12	No. 15	No. 18	No. 20	No. 23
Sun Yat-Sen University Cancer Center	**Fudan University Shanghai Cancer Center**	**The First Affiliated Hospital of Guangzhou Medical University**	**Shengjing Hospital Affiliated To China Medical University**	**Guangdong General Hospital**
No. 27	No. 28	No. 31	No. 33	No. 34

Source: Hospital Management Institute, Fudan University

Baird Medical 14

Baird Medical 31 51 59 68 2019 2020 2021 2022 29 43 37 42 2019 2020 2021 2022 72 61 58 111 2019 2020 2021 2022 NUMBER OF HOSPITALS PENETRATED IN GUANGDONG NUMBER OF HOSPITALS PENETRATED IN SHANGHAI / FUJIAN / JIANGXI Three - Tiered Growth Strategy 15 NUMBER OF HOSPITALS PENETRATED IN SICHUAN x Focusing on attaining market leadership in Tier 1 provinces, before expanding to Tier 2 and 3 provinces x Baird has achieved significant market share in Tier 1 provinces >300 100 – 300 <100 Direct Sales >300 100 – 300 <100 Distributor Sales Hospital Annual Needle Usage Tier 1 Provinces: Guangdong, Shanghai, Sichuan, Jiangxi and Fujian

Baird Medical 57 50 52 86 2019 2020 2021 2022 63 69 98 124 2019 2020 2021 2022 Three - Tiered Growth Strategy (cont’d) 16 Tier 2 Provinces: Anhui, Hunan, Heilongjiang, Jilin, Liaoning, Hubei, Shandong, Guangxi, and Beijing Tier 3 Provinces: Jiangsu, Henan, Shaanxi, Shanxi, Chongqing, Yunnan, Guizhou, Hainan, Xinjiang, and Neimenggu x Untapped Tier 2 and Tier 3 provinces represent significant sales growth opportunities x Replicating its success in Tier 1 provinces, Baird Medical has deployed sales force in Tier 2 and Tier 3 provinces in early 2023 NUMBER OF HOSPITALS PENETRATED IN TIER 2 PROVINCES NUMBER OF HOSPITALS PENETRATED IN TIER 3 PROVINCES >300 100 – 300 <100 Direct Sales >300 100 – 300 <100 Distributor Sales Hospital Annual Needle Usage

Baird Medical $14.6 $17.6 $15.5 $20.1 2021 2022 2023 2024E $27.7 $35.1 $31.5 $42.2 2021 2022 2023 2024E Financial Summary 17 REVENUE ($M) ADJUSTED EBITDA ($M) Note: These projections are based on a number of assumptions, and actual results may vary significantly from our expectations . 304 431 479 660 2021 2022 2023 2024E HOSPITALS USING BAIRD MEDICAL’S PRODUCTS 505 581

Baird Medical 18 Medium to Long - Term Global Growth Strategy Becoming a public company in the US is a pivotal component of the company's strategy, positioning it for expansion into the US, EU, and Southeast Asia in the coming years Secure FDA Approval for Soft Tissue Microwave Ablation • Received FDA 510K approval • Leveraging KOLs / doctors for market development • Sponsoring the research via a MWA clinical study • Supporting KOLs / doctors in MWA training Growth in European Union where Treatment Guideline Has Been Issued • In the process of preparing to apply for EU EMA approval following US FDA approval • ETA published Clinical Practice Guideline 1 • Engaging EU KOLs for market development • UK hospitals and doctors announced MWA as revolutionary treatment for thyroid Southeast Asia Growth in Indonesia • Following US FDA approval, plans to enter Southeast Asia Market • ExcelFin’s affiliate party operates hospital chains in Indonesia (Eka Hospital), in cooperation with leading hospital operators from the US • Facilitating market entry in other Southeast Asia markets 1. The European Thyroid Association has issued Clinical Practice Guideline for the use of image – guided ablation in Benign Thyr oid Nodules in 2020

Ideal Timing for Baird to Enter the US Market

- MWA products for thyroid nodules with rich clinical experience from **99,231** procedures with **684** doctors in PRC
- US physicians starting to accept thermal ablation for thyroid nodules treatment. Johns Hopkins, Stanford, Tulane recently have conducted clinical trials with **620** subjects
- **One-way conversion** from radio frequency ablation to microwave ablation, proven by surgeon preference in PRC
- Planned clinical study with leading thyroid tumor research hospitals to establish clinical benefit through Head-to-Head comparison
- **FDA 510(k) received** on November 13, 2023

DR. MICHAEL MINGZHAO XING M.D., PH.D.

Independent Director, Baird Medical



AMERICAN THYROID ASSOCIATION
Optimal Thyroid Health for All

JOHNS HOPKINS SCHOOL of MEDICINE

American Board of Internal Medicine

AAPS Association of American Physicians and Surgeons

Paul Starr Award Lecture

CHRISTIAN A. CHILCOTT

Chief Commercial Officer, Americas



ARGON MEDICAL DEVICES

Angiotech Redefining Success

Baird Medical 19

Baird's US Market Development Update

*Baird's recent achievement includes **7** successful surgeries within two months, earning positive feedback. With direct sales at **2x** the Chinese average price and a simplified US procurement process, Baird is confident in its US expansion, leveraging a valuable first-mover advantage.*

AMERICAN THYROID ASSOCIATION
Optimal Thyroid Health for All

General principles for the safe performance, training and adoption of ablation techniques for benign thyroid nodules

Published on September 1, 2023

FDA
510K Cleared

Received on November 13, 2023

NASIT
North American Society for Interventional Thyroidology

Baird expanded its KOL base for the sought-after MWA product for thyroid nodules, engaging with key figures from public health institutions and private sector endocrinologists at a recent event.

Held on February 2 , 2024

At **NASIT**, Baird developed discussions with **Six** major medical institutions, who are key drivers behind NASIT, as well as with private clinic doctors

Public Side

- Columbia University Medical Center
- Tulane Medical Center
- Weill Cornell Medicine
- Johns Hopkins Medicine
- NYU School of Medicine – NYU Langone Medical Center
- Stanford Medicine

Private Side

- Doctors actively engaged in doing RFA with interest to try MWA.
- Utah Endocrinology Associates, Mount Sinai West, Mount Sinai Miami, Sarasota Memorial.

"The success of this procedure with Baird Medical's ablation needle represents a leap forward in our ability to treat thyroid nodules effectively. I look forward to performing many more similar procedures in the near future." by Dr. Falahati



Utah Endocrinology Associates

Dr. Alireza Falahati, MD

Completed first in the US and 2 surgeries in total



Weill Cornell Medicine

Dr. Rasa Zarnegar, MD

Completed 2 surgeries



NYU School of Medicine

Dr. Raymond Yung, MD

Completed 3 surgeries

Baird Medical 20

Baird Medical 21 2023 2024 2025 2026 2027 2028 2029 2030 Potential Growth Plan with the Entry into New Markets Expected CFDA Class III Certificate for Breast Lumps and Pulmonary Nodules Received FDA 510k Clearance The graph above is provided to show the potential growth that may occur following the entry into new markets and is not meant to predict actual results or constitute guidance. It is qualified in its entirety by the Disclaimer - ”Forward Looking Statements”

Baird Medical 49.3% 28.7% 26.1% 23.4% 29.2% 31.1% NA 25.4% 18.1% 10.8% 47.7% 29.1% 27.2% 24.4% 29.1% 22.7% NA 25.9% 17.1% 24.8% (10.4%) 12.3% 11.4% 3.0% 1.4% 0.1% (2.1%) (8.1%) (17.9%) 13.6% 34.1% 9.2% 8.2% 5.9% 4.3% 10.1% (1.7%) 4.6% 2.5% 4.6% Operational Benchmarking REVENUE GROWTH ADJ. EBITDA MARGIN Note: Multiples for the peers based on FactSet and Refinitiv consensus estimates; FactSet and Refinitiv data as of 3/7/2024. The se projections are based on a number of assumptions, and actual results may vary significantly from our expectations. 2024 Median: 5.3% 2023 Median: 0.8% 2023 Median: 13.6% 2024 Median: 4.6% 22 2023 Median: 10.8% 2024 Median: 24.8% 2024 Median: 25.2% 2023 Median: 26.1% 2023 Values 2024 Values MEDICAL DEVICE FOCUSED COMPANIES CANCER FOCUSED BIOTECH COMPANIES Baird Medical Baird Medical

Baird Medical 1.86x 2.13x 2.18x 2.95x NM NM NA NM NM 0.50x 1.43x 1.92x 1.93x 2.67x NM NM NA NM NM 0.18x 18.0x 26.5x 27.6x 20.8x 14.1x 3.9x NA 21.3x 8.3x 31.2x 13.9x 23.9x 24.4x 18.8x 13.6x 4.9x 25.5x 20.0x 8.6x 13.0x 2023 Median: 31.2x 2024 Median: 13.0x Valuation Benchmarking 2023 Multiples 2024 Multiples EV / EBITDA EV / EBITDA / G 23 2024 Median: 19.4x 2023 Median: 20.8x 2023 Median: 0.50x 2024 Median: 0.18x MEDICAL DEVICE FOCUSED COMPANIES CANCER FOCUSED BIOTECH COMPANIES 2024 Median: 1.93x 2023 Median: 2.18x Baird Medical Baird Medical Note: Multiples for the peers based on FactSet and Refinitiv consensus estimates; FactSet and Refinitiv data as of 3/7/2024. Gro wth adjusted multiples based on 2022 – 2024 EBITDA growth rate. Assumes an enterprise value of $280M for Baird, which valuation assigns no value to either the Baird Medical Earnout Shares or the Sponsor Earnout Shares. These projections are based on a n umb er of assumptions, and actual results may vary significantly from our expectations.

Transaction Summary

KEY HIGHLIGHTS

- $280M enterprise valuation to market
- Implied pre-money equity value of $210M[1]
  - Implied pro-forma equity value of $279M[1]
- $9M of cash held on the pro-forma balance sheet
- Betters Medical shareholders rolling 100% of their equity, will own ~75% of the combined company[2]

SOURCES & USES

Sources	$M	%
Betters Medical Rollover Equity	$210	89.8%
Cash in Trust[3]	24	10.2%
Total Sources	**$234**	**100%**

Uses	$M	%
Equity to Betters Medical	$210	89.8%
Cash to Balance Sheet	9	3.8%
Transaction Expenses	15	6.4%
Total Uses	**$234**	**100%**

ILLUSTRATIVE PRO FORMA VALUATION

Pro Forma Capitalization	
PF Share Outstanding (M)	27.3[2]
Share Price at Merger ($)	$10.20
Pro Forma Equity Value ($M)	**$279**
(+) Existing Net Debt ($M)	$10
(-) Pro Forma Cash ($M)	($9)
Pro Forma Enterprise Value ($M)	**$280**

ILLUSTRATIVE POST-TRANSACTION ECONOMIC OWNERSHIP[1]



8.6%
16.1%
75.3%
Betters Medical Shareholders
SPAC Investors
Sponsor Shares

The pro forma figures are based on a number of assumptions, and actual results may vary significantly from our expectations.

1. Implied and Pro Forma Equity Valuation assign no value to the 8.82 million Baird Medical earnout shares and 1.35M sponsor earnout shares that will vest at a VWAP of $12.50 per share.
2. Pro forma shares outstanding and ownership excludes impact of warrants and excludes 8.82 million Baird Medical earnout shares and 1.35M sponsor earnout shares that will vest at a VWAP of $12.50 per share
3. Cash in trust assumes no further redemptions from $24M cash in trust. SPAC cash amount subject to change depending on actual redemption levels and interest earned in the trust.

Baird Medical 24

APPENDIX

Large Addressable Market

THYROID NODULES MARKET

- 307 million patients with diagnosed thyroid nodules in China
- **22% incidence rate** for thyroid nodules, which could lead to thyroid cancer if left untreated[1]
- Result of endocrine imbalances / disorder
- Caused by increasing stress, anxiety, consumption of processed foods, obesity, and pollution
- **Innovative tumor cell removal treatment for thyroid nodules**
- Total addressable market of **$4-10 billion**[1]



Baird Medical

- **Pioneer in developing and adapting** traditional MWA for treatment of thyroid nodules
- Certified by CFDA[2]
- Business knowhow in accelerating market adoption, penetration, and expansion
- Early mover advantage
- Built in customer loyalty
- Inherent upsell opportunities
- Extensive client network among hospitals[3]

1. According to Frost & Sullivan Report as of June 2023. 2. Beijing Strategy & Action Management Consulting Co. Ltd. ("S&A") - Commercial Due Diligence Report of Betters Medical Investment Holding Co., Ltd. as of May 2023 assumes 49% of individuals choose MWA to treat the benign nodules which size larger than 2cm; procedure cost is assumed $700
2. 5AT, 5B, 5C, 5DT, 5ET are certified
3. The tiered hospital system is established based on i) the influence of the hospital and potential growth; ii) the connections and relations with the doctors and the hospitals

Baird Medical 26

Baird Medical MWA Procedure Step 1 Administer anesthesia, inject isolation fluid to delineate the target area, and create a small incision to facilitate the penetration of the MWA needle Step 2 Under the guidance of ultrasound scan, inserts the MWA needle into the tumor and maneuvers it around for ablation Administer wound care and observe the patient for 3 hours before discharge Step 3 27

Strong R&D Capabilities

EXPERIENCED IN-HOUSE R&D TEAM

Mr. Rongjian Lu and Mr. Hailong Sun

Co-Chief Technical Officers

- Lead our in-house R&D team of 15 industry experts
- Substantial technical knowledge and significant practical experience in respect of MWA technology
- Mr. Lu has been a lecturer in the Faculty of Mechanical and Electronic Engineering of Nanjing Forestry University for 17+ years and has been the person in charge of the R&D cooperation projects with Nanjing Forestry University since 2017

47 Registered Patents

- 47 patents under application. Obtained registration certificates for both Class II and III medical devices

INNOVATION, COLLABORATION, AND RECOGNITION

33 pending patents

7 pipeline products in development

Received 12 medical awards from well-recognized medical institutions / associations nationwide

Baird Medical 28

Risk Factors

The summary of risk factors provided below should be carefully considered in conjunction with the risks and uncertainties described in the "Risk Factors" section of the Registration Statement (Registration No. 333-274114) filed by Baird Medical Investment Holdings Limited (the "Combined Company" or "PubCo") with the U.S. Securities and Exchange Commission (the "SEC") and other documents filed or that may be filed from time to time with the SEC by or on behalf of Baird Medical Investment Holdings Limited ("Baird Medical"), ExcelFin Acquisition Corp. ("ExcelFin") or other relevant parties to the proposed business combination (the "Business Combination") of ExcelFin and Baird Medical.

Risk Factors Relating to Baird Medical's Business and Industry

- Baird Medical's ability to maintain profitability depends on the commercial success of its microwave ablation ("MWA") and related medical device products.
- Baird Medical's success depends on maintaining its relationships with hospitals, key opinion leaders, and distributors and to effectively market to hospitals through public tender processes.
- Potential quality defects in Baird Medical's products may cause safety issues, expose Baird Medical to potential product liability claims, government fines and reputational harm.
- If Baird Medical is unable to keep up the demand for its MWA and related medical device products, physicians may turn to alternative treatment methods.
- Baird Medical may require additional capital to support its business plan and anticipated growth, and such capital may not be available on acceptable terms, or at all.
- Baird Medical's forecasts and projections (particularly those related to the size of the market, target populations for Baird Medical's products and future exchange rates between the United States dollar and Chinese yuan) are based upon assumptions, analyses and estimates which may prove to be incorrect or inaccurate, which could cause Baird Medical's actual results to differ materially from those forecasted or projected.
- Baird Medical may be unable to obtain, maintain or renew the regulatory filings, registration certificates, permits, licenses and other certifications and approvals (or to complete the testing of its products required to obtain the same) from regulatory authorities needed to commercialize its microwave medical devices and required for its business and operations in a timely manner, or at all.
- Baird Medical may be unable to develop or successfully market new or commercially viable products and technologies or improve its existing products and technologies in a timely manner, or at all, to respond to changes in market conditions, technological advancements, or the highly competitive industry in which it operates.
- Future success depends on Baird Medical's ability to retain members of its management team and key personnel and to attract, retain and motivate qualified personnel at a cost-effective rate.
- Baird Medical's related party transactions present possible conflicts of interest that could adversely impact on its business, financial conditions and results of operations.
- Negative publicity and allegations involving Baird Medical, its shareholders, directors, officers, employees and business partners may adversely affect Baird Medical's business.
- If Baird Medical becomes subject to legal or contractual disputes, governmental investigations or administrative proceedings, it may incur substantial costs and its management team's attention may be diverted.
- Insurance coverage maintained by Baird Medical may be inadequate to protect Baird Medical from the liabilities that it may incur.
- Unfavorable global economic conditions, including inflation, recession, bank failures, and decreases in consumer spending power or confidence, including a severe or prolonged downturn in the PRC or global economy, could materially and adversely affect Baird Medical's business, financial condition or results of operations.
- Betters may be required to repurchase its previously issued Series C convertible redeemable preference shares.
- Intellectual property litigation and infringement claims by or against Baird Medical, including priority disputes, inventorship disputes or similar proceedings, could cause Baird Medical to incur significant expenses, distract Baird Medical's management, require Baird Medical to redesign or discontinue selling the affected product, invalidate Baird Medical's patents or trademarks, or harm Baird Medical's business prospects and financial position.
- Baird Medical may be unable to obtain and maintain effective or sufficiently broad patent and other intellectual property rights for its products and pipeline products.
- The planned expansion of Baird Medical's business to additional and emerging markets internationally is expected to lead to increased exposure to market, regulatory, political, operational, financial and economic risks, including risks relating to China's relationship with other countries.
- Baird Medical's business is largely focused on a single technology (MWA) in a single geographic region (China), which could magnify the adverse impact of certain risks.

Baird Medical 29

Risk Factors (cont'd)

Risks Related to Doing Business in China

- Medical device manufacturers in China are subject to extensive safety regulations and requirements, which can lead to increased compliance costs and heightened risks of inadvertent incidents of noncompliance. Baird Medical may be subject to fines for its failure to comply with the relevant PRC laws and regulations relating to safety facilities.
- The Chinese government has substantial influence over Baird Medical's activities and may intervene with its operations, which could result in a material change of its operations and/or cause the value of its securities to decline or become worthless.
- PRC regulation on loans to, and direct investment in, Baird Medical's PRC subsidiary by offshore holding companies and governmental control in currency conversion may delay or prevent Baird Medical from using the proceeds of the Business Combination to make loans to or make additional capital contributions to Baird Medical's PRC subsidiary.
- The China Securities Regulatory Commission's ("CSRC") Trial Measures for China-based companies seeking to conduct overseas offering and listing in foreign markets could significantly limit or completely hinder Baird Medical's ability to offer or continue to offer its ordinary shares to investors and could cause the value of its ordinary shares to significantly decline or become worthless.
- If Baird Medical fails to comply with environmental, health and safety laws and regulations, Baird Medical could be subject to fines or penalties or incur costs that could have a material adverse effect on the success of its business.
- There are uncertainties under the EIT Law relating to withholding tax liabilities for PRC entities, and dividends payable by Baird Medical's PRC subsidiary may not qualify for certain treaty benefits.
- Baird Medical may rely on dividends and other equity distributions paid by its PRC subsidiary to fund its cash and financing requirements, and the PRC subsidiary's restrictions on paying dividends or making other payments could restrict Baird Medical's ability to satisfy liquidity requirements and have a material and adverse effect on Baird Medical's business.

Risks Related to Ownership of PubCo Ordinary Shares

- Following the closing of the potential Business Combination, an active trading market for PubCo's shares may not be available on a consistent basis to provide shareholders with adequate liquidity and may lead to significant volatility in the PubCo's share price.
- Concentration of ownership among existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.
- The Combined Company does not expect to declare any dividends in the foreseeable future. Shareholders may not receive any return on their investment unless they sell their shares.
- Substantial sales of PubCo's stock in the public market by existing shareholders, particularly after any lock-up period ends, could cause the PubCo's share price to decline.
- There can be no assurance that PubCo ordinary shares will be approved for listing on Nasdaq upon the Closing, or that PubCo will be able to comply with the continued listing standards of Nasdaq or any other applicable exchange listing standards, which could limit investors' ability to make transactions in PubCo's securities.
- PubCo's lack of public company experience and a lack of research or reports about PubCo, its business, or its market, or adverse recommendations against PubCo Ordinary Shares by securities and industry analysts may adversely affect PubCo's business and the price and trading volume of its ordinary shares.
- PubCo's issuance of additional capital stock in connection with financings, acquisitions, investments, stock incentive plans or otherwise will dilute all other stockholders

Risks Relating to Redemption

- The ability to execute ExcelFin's strategic plan could be negatively impacted to the extent a significant number of stockholders choose to redeem their shares.
- There is no guarantee that an ExcelFin stockholder's decision to redeem their shares for a pro rata portion of the Trust Account will economically benefit the stockholder.
- Failure to comply with redemption requirements could prevent an ExcelFin stockholder from redeeming their shares of ExcelFin Class A Common Stock.
- If ExcelFin stockholders fail to properly demand redemption rights, they cannot convert their ExcelFin Class A Common Stock into a pro rata portion of the Trust Account.
- Holders who redeem their public shares of ExcelFin Class A Common Stock may continue to hold or exercise any ExcelFin Public Warrants that they own in accordance with their terms, which may result in additional dilution.
- A new 1% U.S. federal excise tax could be imposed on ExcelFin in connection with redemptions by ExcelFin stockholders of Class A Common Stock in connection with the Business Combination.

Baird Medical 30

Baird Medical Risk Factors (cont’d) 31 Risks Relating to ExcelFin, PubCo and the Business Combination • If ExcelFin does not consummate the Business Combination by the termination date of May 25, 2024, ExcelFin will have to cease al l operations except to wind up, redeem all of its public shares and liquidate, or seek approval of its stockholders to extend the termination date. • If the funds held outside of ExcelFin’s Trust Account are insufficient to allow ExcelFin to operate until at least May 25, 20 24 (or such later date as may be extended by means of an amendment to the ExcelFin Certificate of Incorporation), ExcelFin’s ability to complete the Business Combination may be adversely affected. • The working capital available to the Combined Company after the Business Combination will be reduced to the extent ExcelFin’s st ockholders exercise their redemption rights in connection with the Business Combination and will also be reduced to the extent of Baird Medical's and ExcelFin’s transaction expenses, which wi ll be payable by the Combined Company, which may adversely affect the future operations of the Combined Company. • The only significant asset of the Combined Company will be ownership of 100% of the Company Shares, and the Combined Company doe s not currently intend to pay dividends on its common stock, so your ability to achieve a return on your investment will depend on appreciation in the price of PubCo Ordinary Shares. • ExcelFin will incur significant transaction and transition costs in connection with the Business Combination, which could be sig nificantly higher than currently anticipated. If ExcelFin fails to consummate the Business Combination, it may not have sufficient cash available to pay such costs. • ExcelFin’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt abo ut ExcelFin’s ability to continue as a going concern, since ExcelFin will cease all operations except for the purpose of liquidating if ExcelFin is unable to complete an initial business combination by May 25, 2024 (or such later date as may be extended by means of an amendment to the ExcelFin Certificate of Incorporation). • U.S. regulatory authorities, including the SEC, have recently enacted and proposed rules impacting special purpose acquisitio n c ompanies that could increase ExcelFin’s costs, cause the Business Combination to be less attractive to ExcelFin’s shareholders or constrain circumstances under which it could be completed. • Recent increases in inflation and interest rates in the United States and elsewhere could make it more difficult for ExcelFin to consummate the Business Combination. • ExcelFin and Baird Medical have no history operating as a combined company. The unaudited pro forma condensed consolidated co mbi ned financial information may not be an indication of the Combined Company’s financial condition or results of operations following the Business Combination or would have been, and ac cor dingly, you have limited financial information on which to evaluate Baird Medical and your investment decision. • The Business Combination remains subject to conditions that ExcelFin cannot control, which if not satisfied or waived, the Bu sin ess Combination may not be consummated. • The Business Combination may be completed even though material adverse effects may result from its announcement, industry - wide c hanges and other causes. • The exercise of ExcelFin’s discretion in agreeing to changes to or waivers of terms of the Business Combination may result in a conflict of interest when determining whether such changes or waivers of conditions are appropriate and in ExcelFin’s best interests. • The Sponsor, and ExcelFin’s directors and officers, have conflicts of interest in determining to pursue the Business Combinat ion with Baird Medical, since certain of their interests, and certain interests of their affiliates and associates, are different from or in addition to (and which may conflict with) the interest s o f ExcelFin’s stockholders. • ExcelFin’s Sponsor and affiliates will lose their entire investment of privately placed shares (consisting of founder shares) in ExcelFi n if the Business Combination is not completed and, therefore, they may have had a conflict of interest in identifying and selecting Baird Medical to close the Business Combination. • Since the Sponsor, and ExcelFin’s executive officers and directors will not be eligible for reimbursements of their out - of - pocke t expenses if the Business Combination is not completed, a conflict of interest may arise in determining whether Baird Medical is appropriate for ExcelFin’s initial business combination to close t he transaction. • Deferred underwriting fees in connection with the IPO will not be adjusted to account for redemptions by ExcelFin’s public stockholders; if ExcelFin’s public stockholders exercise their redemption rights, the amount of effective total underwriting commissions as a percentage of the aggregate proceeds from the IPO will in cre ase. • ExcelFin’s ability to successfully effect the Business Combination and the Combined Company’s ability to successfully operate th e business will be largely dependent upon the key personnel’s efforts.

Risk Factors (cont'd)

- The benefits of the potential Business Combination may not be realized to the extent currently anticipated by ExcelFin and Baird Medical, or at all. If the Business Combination's benefits do not meet expectations of investors, stockholders or analysts, the market price of ExcelFin's or PubCo's securities may decline.
- The Sponsor and ExcelFin's directors and officers have agreed to vote in favor of its initial business combination, regardless of how ExcelFin's public stockholders vote.
- The Sponsor, ExcelFin's directors and officers and advisors and their respective affiliates may elect to purchase shares from holders of ExcelFin's public shares in connection with the Business Combination, which may influence the vote on the Business Combination and reduce the public "float" of ExcelFin Class A Common Stock.
- The PubCo ordinary shares to be received by ExcelFin's stockholders due to the Business Combination have different rights from ExcelFin Class A Common Stock.
- ExcelFin's stockholders will have a reduced ownership and voting interest and less influence over management after consummation of the Business Combination.
- Following the Business Combination, PubCo may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.
- ExcelFin's warrants and founder shares may have an adverse effect on the market price of ExcelFin Class A Common Stock and PubCo ordinary shares.
- If redemptions exceed the threshold allowable for ExcelFin to consummate the Business Combination, the ExcelFin Public Warrants will expire worthless.
- If PubCo is characterized as a passive foreign investment company for U.S. federal income tax purposes, its U.S. shareholders may suffer adverse tax consequences.
- There may be tax consequences of the Business Combination that adversely affect holders of ExcelFin Class A Common Stock or ExcelFin Public Warrants.
- The IRS may not agree that PubCo should be treated as a non-U.S. corporation or a "surrogate foreign corporation" for U.S. federal income tax purposes.
- Future resales of PubCo ordinary shares may cause their market price to drop significantly.
- Anti-takeover provisions in PubCo's governing documents, by-laws and provisions of Cayman Islands Law could impair limit future share price and entrench management.
- ExcelFin's governing documents limit its stockholders' choice of judicial forum to the Court of Chancery of the State of Delaware for certain stockholder litigation matters against ExcelFin, and its directors, officers or stockholders.
- If third parties bring claims against ExcelFin, the Trust Account proceeds could be reduced and the per-share redemption amount may be less than $10.20 per share.
- ExcelFin directors may decide not to enforce indemnification obligations of ExcelFin's Sponsor, reducing the funds in the Trust Account for distribution to ExcelFin's public stockholders.
- ExcelFin's stockholders may be held liable for claims by third parties against ExcelFin to the extent of distributions received by them.
- A securities class action and derivative lawsuits targeting ExcelFin could result in substantial costs and may delay or prevent completion of the Business Combination.
- The Sponsor and ExcelFin's directors, officers, advisors or their affiliates may elect to purchase shares of ExcelFin Class A Common Stock from ExcelFin's stockholders, which may influence a vote on a proposed business combination and reduce the public float of ExcelFin's issued and outstanding capital stock.
- If a stockholder or a "group" of stockholders are deemed to hold in excess of 15% of ExcelFin Class A Common Stock, such stockholder or group will lose the ability to redeem all such shares in excess of 15% of ExcelFin Class A Common Stock.
- A voluntary or involuntary bankruptcy petition by or against ExcelFin prior to distributions may reduce the per share amount to be received by ExcelFin's stockholders.
- In completing the Business Combination, management's focus and resources may be diverted from operational matters and other strategic opportunities.
- The Combined Company may incur successor liabilities due to conduct arising prior to the completion of the Business Combination.
- The restatement of previously issued audited consolidated financial statements may affect investor confidence and raise reputational issues and may subject us to additional risks and uncertainties, including increased professional costs and the increased possibility of legal proceedings and regulatory inquiries.

Baird Medical 32